July 3, 2018

David Peixoto dos Santos
Chief Financial Officer
Arco Platform Ltd.
Rua Elvira Ferraz 250, Sala 716, Vila Ol mpia
S o Paulo - SP, 04552-040, Brazil

       Re: Arco Platform Ltd.
           Draft Offering Statement on Form 1-A
           Submitted June 6, 2018
           CIK No. 0001740594

Dear Mr. Peixoto dos Santos:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 filed June 6, 2018

Cover Page

1. You state on your cover page and throughout your registration statement that Class B shareholders are entitled to maintain proportional ownership interest in you in the event you issue additional Class A shares. Please expand your disclosure in your Summary,
       Risk Factors, Description of Capital Stock sections and any other location you deem appropriate to discuss how this will operate in practice. For example, clarify if this means that Class B shareholders will maintain control of all matters requiring shareholder approval unless those shares are converted or otherwise disposed of. David Peixoto dos Santos
FirstName LastNameDavid Peixoto dos Santos
Arco Platform Ltd.
Comapany NameArco Platform Ltd.
July 3, 2018
July 3, 2018 Page 2
Page 2
FirstName LastName
Summary
Context, page 1

2. We note that you state that you "aim to overcome the education industry's resistance to change." Please expand your disclosure here and where you deem appropriate to discuss the basis for this statement regarding resistance to change. Include a risk factor on this resistance to change and how discuss how it may affect your operations.
Technological innovation is driving enhancement in private K-12, page 2

3. We note that you state that access to the internet in Brazil has increased by 668% from
         2005 to 2016. Please expand your disclosure to discuss the trend moving forward. For example, discuss whether the trend in new internet users has slowed due to saturation.
What Sets Us Apart
Disruptive approach to traditional school model, page 8

4. We note your assertion based upon internal studies that "our parents enjoy significant savings since our content solutions are less expensive than a traditional collection of textbooks." However, your deliverable does include printed educational materials (see page 65), so clarify why your printed materials are less costly to your students than traditional textbooks.
Our Corporate Reorganization, page 10

5. Please include a corporate organizational chart here and in your Business section depicting your structure following your reorganization and this offering. Include in the post-reorganization chart the ownership and voting control of your Founding Shareholders and that of public shareholders.
Risk Factors
We do not currently control some of our acquired technologies, which could adversely affect our ability to develop and commercialize our..., page 21

6. Please discuss how much of your business operations are dependent on the technology that you do not currently control.
We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of..., page 36

7. Please disclose here any material differences between Cayman Island and Delaware law on fiduciary duties and corporate opportunities. Please revise your Summary section to also prominently disclose this information. In this regard, we note that in your disclosure on page 132, you state that your articles of associate allow directors to vote on matters that they have interests in them if those interests are disclosed (among other requirements).
 David Peixoto dos Santos
FirstName LastNameDavid Peixoto dos Santos
Arco Platform Ltd.
Comapany NameArco Platform Ltd.
July 3, 2018
July 3, 2018 Page 3
Page 3
FirstName LastName
Presentation of Financial and Other Information
Special Note Regarding ACV Bookings, page 43

8. We note your statement that investors and securities analysts may use this operating metric to evaluate your company. Please explain in greater detail what this operating metric (and Average ticket per student per year) is designed to show that your results of operations do not.
Industry Overview
Education Platforms: A Whole New Market to Explore, page 84

9. Please discuss the basis for your statement that there is "considerable unmet demand" for the products you offer. Similarly, expand your disclosure to discuss why you believe that education platforms will be the main tool in the education private market.
Regulatory Overview, page 87

10. Please revise your Regulatory Overview section to discuss how education regulations applicable to your partner schools affect the materials you provide. For example, discuss whether these regulations restrict or specify the type of content your partner schools must provide in their curricula and/or materials.
Our Clients, page 105

11. Please supplementally provide us with consents for the individuals who you quote in your testimonials section. In addition, please disclose whether any of these individuals were compensated for their testimonials.
Principal and Selling Shareholders, page 115

12. Please add a column in each of your beneficial ownership tables to show the total percentage voting power of each beneficial owner following the offering.
Financial Statements, page F-1

13. We note that you have not included the financial statements of Arco Platform Limited.
          Please disclose, if true, that the financial statements are omitted because Arco Platform
         Limited has not commenced operations and has no or nominal assets and liabilities. Also disclose any contingent liabilities and commitments.
Significant accounting policies
q) Revenue recognition
Revenue from sale of education content, page F-23

14. You disclose that you recognize revenue at the moment you deliver educational content to the private schools in either printed or digital format. You further disclose that "The
 David Peixoto dos Santos
Arco Platform Ltd.
July 3, 2018
Page 4
         technology is provided solely in support of the best use of its content." Please clarify whether the technology you refer to here is the same as the platform you discuss elsewhere in your disclosures. Tell us what consideration you gave to identifying the features offered by your platform as separate components. We note what appears to be significant functionality offered to teachers, students, administrators, and parents who utilize your platform as indicated by your disclosure in the business section at page 92 that with your integrated approach, students can track their progress and performance, teachers have access to real-time data to evaluate students and personalize their teaching, and school administrators have access to their school's performance both on absolute and comparative. We further note that the benefits of the platform appear to be available and accessible by your partner schools over the entire contract period and not limited to specific educational content delivery.
4 Business combinations and acquisitions of non-controlling interests, page
F-31

15. It appears that acquisition of International School may be significant based on the total consideration transferred in the transaction. Tell us how you calculated the significance of the acquisition in determining whether audited financial statements of International
         School are required under Rule 3-05 of Regulation S-X.
General

16. We note references to third-party market data throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-
         referencing a statement with the underlying factual support.
17. We note you present the non-GAAP financial measure "Adj. EBITDA '15-'17 CAGR of
         35.1%" in the gatefold graphic. Please define "CAGR." Please include your reconciliation of this metric to your GAAP CAGR for the periods presented.
18. We note that you include graphics in your gatefolds to your registration statement and that you include revenue information. Balance out your disclosure by providing income (loss)
         information in the locations where you reference revenue.
        You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French,
Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at
202-551-7237 or Larry Spirgel, Assistant Director at 202-551-3810 with any other questions.

FirstName LastNameDavid Peixoto dos Santos
Comapany NameArco Platform Ltd.
                                                               Division of
Corporation Finance
July 3, 2018 Page 4                                            Office of
Telecommunications
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